Exhibit 99.1

JOINT FILING AGREEMENT

The persons named below agree to the joint filing on behalf of each of them of this Schedule 13G (including additional amendments thereto). The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

Date: May 10, 2023

10th Lane Partners, LP

By:	/s/ Michael Hogan
Name:	Michael Hogan
Title:	Chief Compliance Officer

Date:	May 10, 2023

Centre Lane Partners Master Credit Fund II, L.P.

By:	/s/ Michael Hogan
Name:	Michael Hogan
Title:	Chief Compliance Officer

Date:	May 10, 2023